SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888 – 3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated September 27, 2004, referred to as:
“PARAMOUNT RESOURCES LTD. CONSIDERING RESTRUCTURING ALTERNATIVES”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2004

PARAMOUNT RESOURCES LTD. (Registrant)
	By:	/s/ Charles E. Morin
		Name:	Charles E. Morin
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
1.	News release dated September 27, 2004, referred to as
“PARAMOUNT RESOURCES LTD. CONSIDERING RESTRUCTURING ALTERNATIVES”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

September 27, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. CONSIDERING RESTRUCTURING ALTERNATIVES

Paramount Resources Ltd. (“Paramount”) (TSX — POU) advises that as a result of management’s regular review of options available to Paramount to increase shareholder value, its Board of Directors has authorized management of Paramount to undertake examination of possible corporate restructuring alternatives available to Paramount to increase shareholder value. No decision on any particular alternative has been reached at this time and there can be no assurance that the Board of Directors will determine to undertake any transaction identified and presented to it by management.

Management of Paramount has been asked to consider strategic options available to Paramount, including but not limited to: maintaining the status quo and continuing Paramount’s strategic direction as an independent oil and natural gas exploration and development company, and reorganizing Paramount, either in whole or in part, into an energy trust.

Any restructuring initiatives identified by management will be subject to review by, and approval of, the Board of Directors and will also be subject to the receipt of all required shareholder and regulatory approvals. In addition, depending on the alternative chosen, Paramount may be required to seek the consents of the holders of its outstanding 7-7/8% Senior Notes and 8-7/8% Senior Notes or otherwise deal with the outstanding Senior Notes in a manner acceptable to each of Paramount and the holders of such Senior Notes.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C. H. (Clay) Riddell, Chairman and Chief Executive Officer
J. H. T. (Jim) Riddell, President and Chief Operating Officer
B. K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994